Exhibit 10.2

AMENDMENT Nº 30 TO PURCHASE AGREEMENT GPJ-003/96

This Amendment No. 30 ("Amendment 30") dated as of January 12, 2004 is between EMBRAER - Empresa Brasileira de Aeronáutica S.A. ("EMBRAER") and ExpressJet Airlines, Inc., formerly known as New ExpressJet Airlines, Inc. (as assignee from ExpressJet Airlines, Inc. formerly known as Continental Express, Inc.) ("BUYER"), collectively hereinafter referred to as the "PARTIES", and relates to Purchase Agreement No. GPJ-003/96, dated as of August 5, 1996 as amended from time to time together with its Attachments (collectively referred to as the "Base Agreement") and Letter Agreements GPJ-004/96 dated August 5, 1996 and PCJ-004A/96 dated August 31, 1996 between EMBRAER and BUYER as amended from time to time (together with the Base Agreement, collectively referred to herein as the "Purchase Agreement" or the "Agreement") for the purchase of up to two hundred and forty five (245) new EMB-145 aircraft (the "AIRCRAFT").

All terms defined in the Purchase Agreement shall have the same meaning when used herein, and in case of any conflict between this Amendment 30 and the Purchase Agreement, this Amendment shall control.

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by the PARTIES, EMBRAER and BUYER hereby agree to amend the Purchase Agreement as follows:

1. **CHANGES IN THE ESCALATION FORMULA**

    Since several of the "Sic Codes" (as such codes are referred to in Attachment D to the Purchase Agreement) are no longer published by the Bureau of Labor Statistics ("BLS") of the US Department of Labor, the Purchase Price for all Aircraft shall be calculated as follows:

    "[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]".

    Any references to Attachment "D" shall be deemed references to Attachments "D" and "D-1", simultaneously, and any appliance of the Escalation Formula required under the Purchase Agreement shall follow the procedure described in this Article 1 to this Amendment 30.

2. **PURCHASE PRICE "[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]"**

2.a. The Purchase Prices **"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]"**.

AIRCRAFT	DELIVERY MONTH	PURCHASE PRICE (US$) each

"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]".

"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]".

3.   **"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]" INSTALLATION**

Each EMB 145 XR AIRCRAFT from XR060 and all subsequent EMB 145 XR AIRCRAFT shall have installed **"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]"**.

4.   **AIRCRAFT BASIC PRICE**

As a result of the changes in the AIRCRAFT configuration and in the AIRCRAFT BASIC PRICES specified in this Amendment 30, the AIRCRAFT BASIC PRICE will be:

AIRCRAFT	BASIC PRICE (JAN/1996 US Dollars)

"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]".

5.   **"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]"**.

Each EMB-145 XR AIRCRAFT from XR054 and all subsequent EMB 145 XR AIRCRAFT shall have installed **"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]".**

6.   **GENERAL**

All other terms and conditions of the Purchase Agreement, which are not specifically amended by this Amendment 30, shall remain in full force and effect without any change.

[Intentionally left blank]

IN WITNESS WHEREOF, EMBRAER and BUYER, by their duly authorized officers, have entered into and executed this Amendment 30 to the Purchase Agreement to be effective as of the date first written above.

EMBRAER - Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Frederico Fleury Curado
Name:	Frederico Fleury Curado
Title:	Executive VP,Civil Aircraft

By:	/s/ Flavio Rimoli
Name:	Flavio Rimoli
Title:	Sr. VP, Airline Market

Date:	March 16, 2004
Place:	Sao Jose Dos Campos, SP

Witness:	/s/ Erika L. Natali
Name:	Erika Lulai Natali

EXPRESSJET AIRLINES, INC.

By:	/s/ Jerry Losness
Name:	Jerry Losness
Title:	VP and Chief Operating Officer

Date:	March 9, 2004
Place:	Houston, TX, USA

Witness:	/s/ Kristy A. Nicholas
Name:	Kristy A. Nicholas

ATTACHMENT "D-1"

ESCALATION FORMULA

"[CONFIDENTIAL MATERIAL OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT]".